VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

August 8, 2025

Re: Fine Mulligans, Inc.

Request for Withdrawal of Amendment to Offering Statement filed in error under Form type 1-A

File No. 024-12648

To Whom It May Concern:

On behalf of Fine Mulligans, Inc. (the “Company”), I hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On August 8, 2025, the Company filed with the SEC (via EDGAR) Amendment to Offering Statement to amend Part I of Form 1-A (File No. 024-10648) under form type “1-A” (accession no. 0002067694-25-000005) instead of utilizing type “1-A/A”. The Company hereby withdraws the above referenced Amendment to Offering Statement under form type “1-A” filed on August 8, 2025.

The Company has refiled the Amendment to Offering Statement to amend Part I of Form 1-A (File No. 024-10640) under form type “1-A/A” (accession no. 0002067694-25-000006) on August 8, 2025 to correct this error.

Thank you for your attention and assistance with this matter. If you have any questions or require any additional information regarding this request, please contact me at (720) 586-8618 or thomas@redrocksecuritieslaw.com.

Sincerely,

/s/ Thomas P. DeJong

Thomas P. DeJong, Esq.

Red Rock Securities Law